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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 MEDIMMUNE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584699102
                               -------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  584699102                   13G              Page  2   of  6   Pages


1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Reliance Financial Services Corporation
         I.R.S. Employer Identification No.:  51-0113548

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                         (b) [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                    5.      SOLE VOTING POWER

                                            1,191,130  (See Note l)
NUMBER OF SHARES
                                    6.      SHARED VOTING POWER
BENEFICIALLY OWNED

BY EACH REPORTING
                                    7.      SOLE DISPOSITIVE POWER
PERSON WITH
                                            1,191,130  (See Note l)

                                    8.      SHARED DISPOSITIVE POWER

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,191,130 (See Note l)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            5.4% (See Note l)

12.      TYPE OF REPORTING PERSON*

                                            HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a)         Name of Issuer:

                  MedImmune, Inc.
                  .............................................................

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  35 West Watkins Mill Road, Gaithersburg, MD 20878
                  .............................................................

Item 2(a)         Name of Person Filing:

                  Reliance Financial Services Corporation
                  .............................................................

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055
                  .............................................................

Item 2(c)         Citizenship:

                  Delaware
                  .............................................................

Item 2(d)         Title of Class of Securities:

                  Common Stock, Par Value $0.01
                  .............................................................

Item 2(e)         CUSIP Number:

                  584699102
                  .............................................................

Item 3 (g)        [X ]  Parent Holding Company, in accordance with
                  Section 240.13d-1(b)(ii)(G)

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned As of December 3l, l996

                  1,191,130 (See Note l)
                  .............................................................

                  (b)      Percent of Class:

                  5.4%     (See Note l)
                  .............................................................


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                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote

                  1,191,130 (See Note l)
                  .............................................................
                           (ii)     shared power to vote or to direct the vote

                  -0-
                  .............................................................

                           (iii) sole power to dispose or to direct the disposition of

                  1,191,130 (See Note l)
                  .............................................................

                           (iv) shared power to dispose or to direct the disposition of

                  -0-
                  .............................................................

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable
                  .............................................................

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable
                  .............................................................

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Reliance Insurance Company
                  .............................................................

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

                  .............................................................

Item 9.           Notice of Dissolution of Group.

                  Not Applicable
                  .............................................................




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Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  February 13, 1997 as of December 31, 1996
                  .............................................................
                  Date

                  RELIANCE FINANCIAL SERVICES CORPORATION

                  By:/s/ James E. Yacobucci
                     -----------------------------------------------
                  James E. Yacobucci
                  Senior Vice President-Investments


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Note 1. Reliance Insurance Company ("RIC") beneficially owns $10,000,000 principal amount of 7% Convertible Subordinated Notes due 2003 of MedImmune, Inc. (the "Notes"), each of which is convertible (in denominations of $1,000 or multiples thereof) into 50.813 shares of Common Stock. Upon conversion, the Notes will total 508,130 shares of Common Stock. RIC also beneficially owns 683,000 shares of Common Stock. The Securities beneficially owned by RIC (assuming conversion of the Notes) total 1,191,130 shares of Common Stock and represent 5.4% of the Securities outstanding.